As filed with the Securities and Exchange Commission on May 17, 2013

Registration No. 333-186111

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ARC REALTY FINANCE TRUST, INC.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Nicholas S. Schorsch

ARC Realty Finance Trust, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Rosemarie A. Thurston
Lesley H. Solomon
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-186111

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☒
(Do not check if smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 2 to ARC Realty Finance Trust, Inc.’s (the “Company”) Registration Statement on Form S-11 (No. 333-186111) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.  Financial Statements and Exhibits

(b)        Exhibits.  The following exhibits are incorporated by reference into this registration statement:

Exhibit No.	Description
1.1(1)	Amended and Restated Exclusive Dealer Manager Agreement, dated as of April 9, 2013, among the Company, ARC Realty Finance Advisors, LLC and Realty Capital Securities, LLC
3.1(1)	Articles of Amendment and Restatement
4.1(1)	Agreement of Limited Partnership of ARC Realty Finance Operating Partnership, L.P., dated as of February 12, 2013
10.1(1)	Amended and Restated Subscription Escrow Agreement, dated as of March 13, 2013, among Realty Capital Securities, LLC, the Company and UMB Bank, N.A.
10.2(1)	Advisory Agreement, dated as of February 12, 2013, by and among the Company, ARC Realty Finance Operating Partnership, L.P. and ARC Realty Finance Advisors, LLC
10.3(1)	Employee and Director Incentive Restricted Share Plan of the Company
10.5(1)	First Amendment to Advisory Agreement, entered into as of March 11, 2013, by and among the Company, ARC Realty Finance Operating Partnership, L.P. and ARC Realty Finance Advisors, LLC
10.6(1)	Form of Restricted Share Award Agreement Pursuant to the Employee and Director Incentive Restricted Share Plan of the Company
14(1)	Code of Ethics

 _________________________

(1)	Filed as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013 filed with the Securities and Exchange Commission on May 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on May 17, 2013.

ARC REALTY FINANCE TRUST, INC.

By:	/s/ NICHOLAS S. SCHORSCH
NICHOLAS S. SCHORSCH
CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 17, 2013

/s/ Peter M. Budko	President, Secretary and Director	May 17, 2013
Peter M. Budko

/s/ Nicholas Radesca	Chief Financial Officer and Treasurer	May 17, 2013
Nicholas Radesca	(Principal Financial and Accounting Officer)

*	Lead Independent Director	May 17, 2013
Leslie D. Michelson

*	Independent Director	May 17, 2013
Elizabeth K. Tuppeny

*	Independent Director	May 17, 2013
Dr. Robert J. Froehlich

*By: /s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Attorney-in-fact